July 22, 2025

R. Ramin Kamfar
Chief Executive Officer
Bluerock Homes Trust, Inc.
919 Third Avenue 40th Floor
New York, NY 10022

       Re: Bluerock Homes Trust, Inc.
           Draft Registration Statement on Form S-11
           Submitted July 8, 2025
           CIK No. 0001903382
Dear R. Ramin Kamfar:

       We have conducted a limited review of your draft registration statement and have the following comments.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-11
Cover Page

1. Please revise here and elsewhere as applicable to clarify when broker-dealer selling commissions may be reduced below 7.0%. For example, describe whether there are discounts for volume or any other such considerations that may affect selling commissions. Please also clarify whether a reduction in selling commissions would affect the amount of distributions to be received or fees to be paid by an investor.
General

2. We note that you have an outstanding comment on your Form 10-K for the fiscal year ended December 31, 2024. Please be advised that we will not be in the position to declare your registration statement on Form S-11 effective until all comments on your
       Exchange Act filing are resolved.
 July 22, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Catherine De Lorenzo at 202-551-3772 or Pamela Long at 202-551-
3765 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Kathy Lawrence, Esq,